Exhibit 99

Avecia Investments Limited (the “Parent”)
(formerly ZSC Speciality Chemicals Group Limited)
and
each of the Obligors
c/o the Parent
P.O. Box 42
Hexagon House
Blackley
Manchester M9 8LZ

For the attention of Peter Whyte
22 April, 2003
Dear Sirs,

WAIVER AND AMENDMENT LETTER

1.	BACKGROUND
1.1	We refer to the facilities agreement dated 12 May 1999 and made between, among others, the Parent (in various capacities), J.P. Morgan plc (then known as Chase Manhattan plc), and J.P. Morgan Securities Ltd. as Arrangers, JPMorgan Chase Bank (then known as The Chase Manhattan Bank) and J.P. Morgan Securities Ltd. as Underwriters, the banks and financial institutions whose names and addresses are set out in schedule 1 thereto as Banks and J.P. Morgan Europe Limited (then known as Chase Manhattan International Limited) as Agent and as Security Trustee (the “Original Agreement”) as supplemented and amended by:
(a)	a first supplemental agreement dated 29 June 1999 and made between certain of the same parties (the “First Supplemental Agreement”);
(b)	a second supplemental agreement dated 28 July 1999 made between certain of the same parties (the “Second Supplemental Agreement”); and
(c)	a consent letter dated 14 December 2001 made between certain of the same parties (the “Consent Letter”)
(the Original Agreement as supplemented and amended by the First Supplemental Agreement, the Second Supplemental Agreement, the Consent Letter and as further supplemented and amended prior to the date of this letter and as from time to time supplemented and amended being the “Facilities Agreement”).
1.2	Save as defined in this letter, words and expressions defined in the Facilities Agreement shall have the same meanings when used in this letter and clause 1.4 of the Facilities Agreement shall be deemed to be incorporated in this letter in full, mutatis mutandis. In this letter, unless otherwise specified, references to clauses and schedules are references to clauses of, and schedules to, the Facilities Agreement.

2.	WAIVERS
2.1	We refer to the Avecia Financial Covenants Proposal dated 21 March 2003 (the “Covenants Proposal”) (a copy of which is attached to this letter).
2.2	As described in the Covenants Proposal, the Group initiated a restructuring programme in 2002 and charged to its profit and loss account a restructuring charge of £11,100,000 in respect of that programme in the last Quarter of 2002 (the “Restructuring Charge”). You have informed us that, under the Appropriate Accounting Principles, the Restructuring Charge would not be treated as an “exceptional item” and, therefore, would be deducted in calculating Consolidated EBITDA.
2.3	You have requested (the “First Request”) the Banks to agree to add back of the amount of the Restructuring Charge to Consolidated EBITDA for the purpose of calculating (a) the ratio of Consolidated EBITDA to Consolidated Net Interest Charges pursuant to paragraph 1.1 of schedule 8 and (b) the ratio of Net Senior Debt to Consolidated EBITDA pursuant to paragraph 1.3 of schedule 8 in each case for the periods in respect of which such Financial Covenants are tested ending 31 March 2003, 30 June 2003 and 30 September 2003.
2.4

You have also requested (the “Second Request”) the Banks to agree to make an add back to Adjusted Cash Flow, to the extent the amount provided for in the Restructuring Charge is actually expended by the Group, for the purposes of calculating the ratio of Adjusted Cashflow to Relevant Expenditure pursuant to paragraph 1.2 of schedule 8. Such add back shall apply for the periods in respect of which such Financial Covenant is tested ending 30 June 2003, 31 December 2003, 30 June 2004 and 31 December 2004 (each a “relevant test period”). The amount to be added back in relation to any relevant test period shall be the cumulative amount of the Restructuring Charge (if any) actually expended by the Group during such relevant test period and which has been deducted in calculating Consolidated EBITDA for the purposes of calculating such Financial Covenant for such relevant test period.

2.5	Subject to paragraph 4 below and on the basis of the information that you have supplied to us, we confirm that the Majority Banks agree pursuant to clause 17.11 (Amendments and waivers) to the First Request and the Second Request to the extent referred to in paragraphs 2.3 and 2.4 above (but not otherwise).

3.	AMENDMENT
3.1	As further discussed in the Covenants Proposal, you have requested that the Banks amend schedule 8 in the manner set out in the appendix to this letter (the “Third Request”).
3.2	Subject to paragraph 4 below and on the basis of the information that you have supplied to us, we confirm the Majority Banks agree pursuant to clause 17.11 (Amendments and waivers) to the Third Request.

4.	CONDITIONS PRECEDENT
The waivers and amendments of the Majority Banks set out in paragraphs 2.5 and 3.2 above are subject to satisfaction of each of the following:
(a)	receipt by the Agent of a copy of this letter duly countersigned by each of the Parent and each other Obligor to signify its acceptance of its terms and conditions;
(b)	receipt by the Agent of a certified copy of the resolutions of the Boards of Directors of the Parent and each Obligor which is a party to this letter evidencing the approval of this letter and authorising its appropriate officers to sign this letter; and
(c)	receipt by the Agent on behalf of the Banks of a fee equal to 0.10% of the aggregate, at the date of this letter, of the Commitments of all Banks that notified the Agent in writing on or before the date specified under the heading “Fees” in the Covenants Proposal (the “Specified Date”) that it is in favour of approving the First Request, the Second Request and the Third Request (as notified by the Agent to the Parent) (to be distributed to the Banks that notified the Agent in writing on or before the Specified Date that they are in favour of the First Request, the Second Request and the Third Request, pro rata to their relative Commitments).

5.	REPRESENTATIONS AND WARRANTIES
By its acceptance of the terms and conditions of this letter, the Parent and each other Obligor a party to this letter:
(a)	represents and warrants that it is authorised to enter into this letter; and
(b)	(in the case of the Parent only) represents and warrants that having made all reasonable enquiries:
(i)	as far as it is aware, the facts and statements made in the Covenants Proposal are true and accurate in all material respects and not misleading in any material respect and all reasonable enquiries have been made by the Parent to verify the facts and statements contained in the Covenants Proposal;
(ii)	all forecasts, projections and estimates contained in or referred to in the Covenants Proposal taken as a whole were arrived at after due and careful consideration, were based on assumptions which the Parent considers fair and reasonable and reflect opinions honestly held by the Parent; and
(iii)	to the best of the knowledge, information and belief of the Parent after making due and careful enquiry, nothing has occurred since the date of the Covenants Proposal which could reasonably be expected to render the basis on which such assumptions were made or on which such opinions were drawn inapplicable, untrue or misleading in any material respect;
(c)	makes and gives the representations and warranties set out in paragraphs (a) to (d) (inclusive) in clause 9.1 but as if references therein to the Finance Documents were references to this letter; and
(d)	agrees to reimburse the Agent and each of the Banks on demand for:
(i)	all reasonable costs and expenses (including legal fees together with any VAT thereon) incurred by them in connection with the preparation and execution of this letter; and
(ii)	all costs and expenses (including legal fees together with any VAT thereon) incurred by them in connection with the enforcement of, or preservation of any rights under this letter.

6.	GENERAL
6.1	This letter is designated a Finance Document.
6.2	Save as amended, waived or varied by this letter, the provisions of the Facilities Agreement shall continue in full force and effect and the Facilities Agreement and this letter shall be read and construed as one instrument.
6.3	With effect from the date of this letter, references in the Facilities Agreement to this “Agreement” shall, unless the context otherwise requires, be to the Facilities Agreement as amended by this letter in words such as “herein”, “hereof”, “hereunder”, “hereafter”, “hereby” and “hereto” where they appear in the Facilities Agreement shall be construed accordingly.
6.4	This letter may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when so executed shall be an original but all counterparts shall together constitute one of the same instrument.
6.5	This letter is governed by and construed in accordance with English law.
6.6	Clause 22.2 (Submission to jurisdiction) applies to this letter as if set out in this letter in full, mutatis mutandis.
Please sign and return the attached copy of this letter to signify your acceptance of its terms and conditions.
Yours faithfully
For and on behalf of
……………………………….
J.P. Morgan Europe Limited
(as Agent under the Facilities Agreement on behalf of the Banks)
To:	J.P. Morgan Europe Limited
We acknowledge receipt of the above waiver and amendment letter and hereby irrevocably confirm our:
(a)	agreement to the terms and conditions thereof; and
(b)	obligations under the Finance Documents continue in full force and effect despite the terms of this letter save only to the extent obligations under the Facilities Agreement are expressly waived or amended by the terms of this letter.
Yours faithfully
For and on behalf of
Parent
……………………………….
Avecia Investments Limited
Date
Obligors
……………………………….
Avecia Investments Limited
Date
……………………………….
Avecia Limited
Date
……………………………….
Avecia 10 Limited
Date
……………………………….
Avecia UK Holdings Limited
Date
……………………………….
Avecia Holdings BV
Date

APPENDIX

Schedule 8 will be amended as set out below.
(a)	By deleting all of columns A and B in paragraph 1.1 (Total Net Interest Cover) of schedule 8 and replacing it with the following:
A	B
Period from ACD and ending on:
31 December 1999	1.40:1
31 March 2000	1.40:1

Period of 12 months ending on
30 June 2000	1.45:1
30 September 2000	1.45:1
31 December 2000	1.50:1
31 March 2001	1.55:1
30 June 2001	1.65:1
30 September 2001	1.70:1
31 December 2001	1.75:1
31 March 2002	1.50:1
30 June 2002	1.50:1
30 September 2002	1.50:1
31 December 2002	1.50:1
31 March 2003	1.50:1
30 June 2003	1.50:1
30 September 2003	1.55:1
31 December 2003	1.60:1
31 March 2004	1.70:1
30 June 2004	1.80:1
30 September 2004	1.90:1
31 December 2004	2.05:1
31 March 2005	2.50:1
30 June 2005	2.50:1
30 September 2005	2.50:1
31 December 2005	2.50:1
31 March 2006	2.75:1
30 June 2006	2.75:1
30 September 2006	2.75:1
31 December 2006	2.75:1
and thereafter (on a rolling 12 month basis, at the end of each Quarter)	3.00:1

(b)	By deleting all of columns A and B in paragraph 1.3 (Net Senior Debt to Consolidated EBITDA) of schedule 8 and replacing it with the following:
A	B
Period of 12 months ending on:
31 December 1999	4.80:1
31 March 2000	4.70:1
30 June 2000	4.75:1
30 September 2000	4.85:1
31 December 2000	4.70:1
31 March 2001	4.65:1
30 June 2001	4.55:1
30 September 2001	4.40:1
31 December 2001	4.25:1
31 March 2002	3.15:1
30 June 2002	3.15:1
30 September 2002	3.15:1
31 December 2002	3.15:1
31 March 2003	3.15:1
30 June 2003	3.15:1
30 September 2003	3.10:1
31 December 2003	2.75:1
31 March 2004	2.70:1
30 June 2004	2.50:1
30 September 2004	2.35:1
and thereafter (on a rolling 12 month basis, at the end of each Quarter)	2.00:1